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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                SCHEDULE 14D-1/A
                       (Amendment No. 7 - Final Amendment)
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                 ---------------

                      Elsag Bailey Process Automation N.V.
                          Elsag Bailey Financing Trust
                            (Name of Subject Company)
                                ---------------

                           ABB Asea Brown Boveri Ltd.
                     ABB Transportation Participations B.V.
                                    (Bidders)
                                ---------------

                   Common Shares, par value NLG1.00 per share,
                     of Elsag Bailey Process Automation N.V.
            5-1/2% Convertible Trust Originated Preferred Securities
                        of Elsag Bailey Financing Trust
                         (Title of Class of Securities)
                                 ---------------

                         Common Shares:          N2925S101
                         Preferred Securities:   290205301
                                                 290205103
                                                 U28430202
                      (CUSIP Number of Class of Securities)
                                ---------------

                                 Beat Hess, Esq.
                           ABB Asea Brown Boveri Ltd.
                               Affolternstrasse 44
                                  P.O. Box 8131
                                 CH-8050 Zurich
                                   Switzerland
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)
                                ---------------

                                    Copy to:
                               Gregory Pryor, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200


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

---------------------------------------
CUSIP No. N2925S101                                      14D-1/13D
          290205301
          290205103
          U28430202
---------------------------------------

--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          ABB Asea Brown Boveri Ltd.
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) ( )
                                                                       (b) (x)
--------- ----------------------------------------------------------------------

3         SEC USE ONLY
--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS
          WC; OO
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(a) OR 2(b)                                   ( )
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          SWITZERLAND
--------------------------------------------------------------------------------

7         AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          Company Shares:  29,624,408
          Preferred Securities:  5,733,458
--------------------------------------------------------------------------------

8         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES                                                   ( )
--------------------------------------------------------------------------------

9         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
          Company Shares:  99.8%*
          Preferred Securities:  99.9%**
--------------------------------------------------------------------------------

10        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

* Based on total outstanding Company Shares of 29,693,631 as of January 11, 1999, according to the Company's transfer agent.

** Based on total outstanding Preferred Securities of 5,740,000 as of January 11, 1999, according to the Company's transfer agent.

---------------------------------------
CUSIP No. N2925S101                                      14D-1/13D
          290205301
          290205103
          U28430202
---------------------------------------

--------- ----------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          ABB Transportation Participations B.V.
--------- ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) ( )
                                                                       (b) (x)
--------- ----------------------------------------------------------------------

3         SEC USE ONLY
--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS
          AF
--------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(a) OR 2(b)                                   ( )
--------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          THE NETHERLANDS
--------------------------------------------------------------------------------

7         AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          Company Shares:  29,624,408
          Preferred Securities:  5,733,458
--------------------------------------------------------------------------------

8         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
          CERTAIN SHARES                                                   ( )
--------------------------------------------------------------------------------

9         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
          Company Shares:  99.8%*
          Preferred Securities:  99.9%**
--------------------------------------------------------------------------------

10        TYPE OF REPORTING PERSON
          CO
--------------------------------------------------------------------------------

* Based on total outstanding Company Shares of 29,693,631 as of January 11, 1999, according to the Company's transfer agent.

** Based on total outstanding Preferred Securities of 5,740,000 as of January 11, 1999, according to the Company's transfer agent.

     This Amendment No. 7 amends and  supplements  the Tender Offer Statement on
Schedule 14D-1 filed on October 20, 1998 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by ABB Transportation Participations B.V., a corporation organized under the laws of The Netherlands (the "Purchaser") and a direct, wholly owned subsidiary of ABB Asea Brown Boveri Ltd., a corporation organized under the laws of Switzerland (the "Parent"), to purchase all outstanding (i) common shares, par value NLG 1.00 per share (the "Company Shares"), of Elsag Bailey Process Automation N.V., a corporation organized under the laws of The Netherlands (the "Company"), at a price of $39.30 per Company Share, net to the seller in cash, without interest thereon, and (ii) 5-1/2% Convertible Trust Originated Preferred Securities of Elsag Bailey Financing Trust guaranteed by the Company and convertible into Company Shares (the "Preferred Securities") at a price of $61.21 per Preferred Security, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 1998 (the "Offer to Purchase") and the related Letter of Transmittal.

     This Amendment No. 7, constituting the final amendment to the Schedule 14D-1, also constitutes the statement on Schedule 13D of the Purchaser and the Parent. The item numbers and captions set forth below are presented in accordance with the requirements of Schedule 14D-1.


Item 5.   Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     Item 5(f) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     The New York Stock Exchange, Inc. advised the Company and the Parent that trading in the Company Shares was suspended on January 12, 1999. The Parent and the Purchaser intend to seek to delist the Company Shares from the New York Stock Exchange, Inc.


Item 6. Interest in Securities of the Subject Company.

     Items 6(a) and 6(b) of the Schedule 14D-1 are hereby amended and supplemented as follows:

     The Offer expired at 5:00 p.m., New York City time, January 11, 1999. Based on final information provided by the Depositary, a total of 29,624,408 Company Shares and 5,733,458 Preferred Securities (or approximately 99.8 percent of the total outstanding Company Shares and 99.9 percent of the total outstanding Preferred Securities) were validly tendered and accepted for payment. All of such securities have been purchased by the Purchaser pursuant to the Offer.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 1999                ABB ASEA BROWN BOVERI LTD.


                                        By:/s/ MATS SACKLEN
                                           -------------------------------------
                                           Name:   Mats Sacklen
                                           Title:  Vice President


                                        By:/s/ ERIC ELZVIK
                                           -------------------------------------
                                           Name:   Eric Elzvik
                                           Title:  Vice President





Dated:  January 15, 1999                ABB TRANSPORTATION PARTICIPATIONS B.V.


                                        By:/s/ J.A. DE RAAD
                                           -------------------------------------
                                           Name:   J.A. De Raad
                                           Title:  Managing Director


                                        By:/s/  BRIAN NORMAN VAN REIJN
                                           -------------------------------------
                                           Name:   Brian Norman van Reijn
                                           Title:  Managing Director